Filed Pursuant to Rule 433

Registration Statement No. 333-141084

Pricing Term Sheet

October 2, 2008

Union Pacific Corporation

7.875% Notes due 2019

Issuer:	Union Pacific Corporation

Size:	$750,000,000

Maturity:	January 15, 2019

Coupon:	7.875%

Price to Public:	99.817% of face amount

Yield to maturity:	7.904%

Spread to Benchmark Treasury:	4.25%

Benchmark Treasury:	UST 4% due August 15, 2018

Benchmark Treasury Yield:	3.654%

Interest Payment Dates:	January 15 and July 15, commencing on January 15, 2009

Redemption Provisions:

Make-Whole Call:	Any time at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 50 basis points.

Change of Control:	Upon the occurrence of a Change of Control Repurchase Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

Trade Date:	October 2, 2008

Settlement Date:	October 7, 2008 (T+3)

CUSIP:	907818 DB1

Denominations:	$1,000 x $1,000

Ratings:	Baa2 (stable) / BBB (stable)

Underwriters:

Joint Book-Running Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Co-Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Lazard Capital Markets LLC

Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll-free at 1-888-227-2275 ext. 2663, Credit Suisse Securities (USA) LLC, toll-free at (800) 221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-866-500-5408.

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